 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No._________)*

Bluestar Health, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

09624G1 01 3

 (CUSIP Number)

Craig V. Butler, Esq. The Lebrecht Group, APLC
9900 Research Dr.
Irvine, CA 92618
(949) 635-1240

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 13, 2006

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 09624G1 01 3

1.	Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)

Gold Leaf Homes, Inc.

2.	Check the appropriate box if a member of a group (See Instructions)
(a) ☐
(b) ☐

3.	SEC use only
4.	Source of funds (See Instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
6.	Citizenship or place of organization: Texas

Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power	37,250,000

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	37,250,000

	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,250,000
12.	Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 73%
14.	Type of Reporting Person (See Instructions): CO

ITEM 1.	SECURITY AND ISSUER

Common Stock
Bluestar Health, Inc., 19901 Southwest Freeway, Suite 209, Sugar Land, TX 77479

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of Gold Leaf Homes, Inc., a Texas corporation (“Gold Leaf” or “Reporting Person”).

(b)	Residence or Business Address: The address of the Reporting Person is;
Gold Leaf Homes, Inc.
5802 FM 1488
Magnolia, TX 77354

(c)	Principal Business: Residential home builder.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 37,250,000 shares of Bluestar Health, Inc., were acquired by Gold Leaf pursuant to the terms of an Asset Purchase Agreement dated February 13, 2006, under which Gold Leaf agreed to sell substantially all of its assets to Bluestar Health, Inc., in exchange for the 37,250,000 shares of stock.

ITEM 4.	PURPOSE OF TRANSACTION

The 37,250,000 shares of Bluestar Health, Inc., were acquired by Gold Leaf pursuant to the terms of an Asset Purchase Agreement dated February 13, 2006, under which Gold Leaf agreed to sell substantially all of its assets to Bluestar Health, Inc., in exchange for the 37,250,000 shares of stock. As a result of the transaction Bluestar Health’s primary business will be the building of residential homes and new officers and Directors will be appointed to manage Bluestar Health’s operations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person now owns 37,250,000 shares of common stock of Bluestar Health, Inc., which equates to 73% of Bluestar Health’s outstanding common stock.

(b)	As to the 37,250,000 shares Gold Leaf Homes owns the following rights:
Sole Voting Power: 37,250,000
Shared Voting Power: 0
Sole Dispositive Power: 37,250,000
Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

10.1	Asset Purchase Agreement dated February 13, 2006.

10.2	Transitional Agreement dated February 13, 2006.

10.3	Escrow Agreement dated February 13, 2006.

10.4	Consulting Agreement dated February 13, 2006.

10.5	Convertible Promissory Note dated February 13, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2006

 Date

/s/ Tom Redmon

 Signature

Tom Redmon, CEO

 Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).